Filed Pursuant to Rule 433

Registration Statement No. 333-133097

Dated April 10, 2006

PRICING TERM SHEET

Issuer:	Yum! Brands, Inc.
Ratings:	Baa3 / BBB / BBB (On Review for Possible Upgrade / Stable / Stable)
Format:	SEC Registered
Ranking:	Senior Unsecured
Offering Size:	$300,000,000
Trade Date:	April 10, 2006
Settlement Date:	April 13, 2006
Maturity Date:	April 15, 2016
Interest Payment Dates:	Payable semi-annually on April 15 and October 15
First Pay Date:	October 15, 2006
Treasury Benchmark:	UST 4.50% due February 15, 2016
UST Spot (PX / Yield):	96-13 / 4.965%
Re-offer Spread to UST:	+ 130 bps
Re-offer Yield to Maturity:	6.265%
Coupon:	6.250%
Issue Price:	99.889%
Net Proceeds to Issuer:	$297,717,000
Day Count Basis:	30 / 360
Optional Redemption:	Make Whole + 20 bps
Minimum Denomination:	$1,000
CUSIP:	988498AB7
Bookrunner:	Goldman, Sachs & Co.
Co-managers:	Citigroup, JPMorgan

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-471-2526.